UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 24, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F X Form 40-F□

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Changes in Registrant's Certifying Accountants

On April 24, 2007, Fuwei Films (Holdings) Co. Ltd. (the “Company”) terminated its relationship with its principal independent accountant, KPMG Hong Kong (“KPMG”) effective immediately. The termination of KPMG as the Company’s principal independent accountant was approved by the Company’s Board of Directors. KPMG was engaged by the Company to commence its duties on March 8, 2006 and ceased work for the Company as of April 24, 2007 (the “Engagement Period”).

During the Engagement Period, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report, and KPMG did not advise the Company that the internal controls necessary for the registrant to develop reliable financial statements did not exist, that information had come to its attention that led it to no longer be able to rely on management’s representations or that made it unwilling to be associated with the financial statements prepared by management, it needed to expand significantly the scope of its audit or that information had come to its attention during the Engagement Period that if further investigated may material impact the fairness of the financial statements or cause it to be unwilling to rely on management’s representations or be associated with the Company’s financial statements and due to its dismissal, it did not so expand the scope of its auditor or conduct such further investigation or that information had come to its attention that it had concluded materially impacted the fairness or reliability of either a previously issued audit report or the financial statement to be issued for a fiscal period subsequent to the most recently-issued financial statements and due to its dismissal, the issue had not been resolved to its satisfaction.

The audit report of KPMG on the financial statements of the Company for the past two fiscal years did not contain any adverse opinion or disclaimer of opinion, and such audit report was not modified as to uncertainty, audit scope or accounting principles. The Company has provided KPMG with a copy of this Form 6-K and has requested KPMG to furnish it with a letter addressed to the Securities and Exchange Commission stating whether KPMG agrees with the statements made by the Company and, if not, stating the respects in which it does not agree. A copy of such letter from KPMG is attached hereto as Exhibit 16.1.

On April 27, 2007, the Company engaged Murrell, Hall, Mcintosh & Co PLLP (“MHM”) to serve as its new principal independent accountant in connection with the audit of its financial statements for the year ended December 31, 2007. The decision to engage MHM as the Company’s principal independent accountants was approved by the Company’s Board of Directors on April 26, 2007. MHM had previously been retained by Fuwei to advise regarding the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

During its fiscal year ended December 31, 2006 and 2005 and in the subsequent interim periods prior to dismissal of KPMG, neither the Company nor any of its subsidiaries consulted with MHM concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements and no written or oral advice was provided by MHM that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or reportable event, as set forth in Item 304(a)(1)(iv) and (v) of Regulation S-K.

The information in this Report, including the exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits
Exhibit No.	Description

16.1	Letter of KPMG Hong Kong
99.1	Press Release dated April 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

Dated: April 30, 2007	By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer